UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42005

ZOOZ Strategy Ltd.

(Translation of registrant’s name into English)

4B Hamelacha St.

Lod 7152008

Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

ZOOZ Strategy Ltd.

As previously disclosed, on December 16, 2025, ZOOZ Strategy Ltd. (Nasdaq and TASE: ZOOZ) (the “Company”) received a written notice from The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it was not in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2). The notice was issued because the closing bid price of the Company’s ordinary shares had been below $1.00 per share for 30 consecutive business days. In accordance with the applicable Nasdaq Listing Rules, the Company was provided with a period of 180 calendar days, or until June 15, 2026, to regain compliance.

On June 15, 2026, the Company received a written letter from Nasdaq notifying the Company that Nasdaq has now determined that, for the last 10 consecutive business days from June 1, 2026 to June 12, 2026, the closing bid price of the Company’s ordinary shares was $1.00 per share or greater. Accordingly, Nasdaq has formally notified the Company that it has regained compliance with Nasdaq Listing Rule 5550(a)(2), and that the prior bid price deficiency matter is now closed.

This Report on Form 6-K and the information incorporated by reference into this Report on Form 6-K are incorporated by reference into the Company’s Registration Statement on Form S-8, File No. 333-280741 and into the Company’s Registration Statements on Form F-3, Files No. 333-288280, 333-288916, 333-289655, 333-290571 and 333-290638.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ZOOZ Strategy Ltd.

Date: June 18, 2026	By:	/s/ Avi Cohen
	Name:	Avi Cohen
	Title:	Chairman of the Board of Directors